NewCap Partners, Inc

SEC Public Disclosure Document

Annual Report Fiscal Year 2020

Ending December 31, 2020

NEWCAP PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash in trust account – Note 2	$300,499
Accounts receivable – Note 1	-
Prepaid expenses	2,855
Property and equipment - at cost, less accumulated depreciation – Notes 1 and 4	981
Operating lease right of use asset – Note 6	1,445
Deposits	3,021
	$308,801

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

State franchise tax payable	724
Operating lease right of use liability – Note 6	1,445
	2,169

STOCKHOLDERS' EQUITY

Common stock – no par value	718,783
Authorized 100,000,000 shares	
Outstanding 15,265,217 shares – Note 10	
Retained earnings (deficit)	(412,151)
Total Stockholders' Equity	306,632
	$308,801



Corby and Corby
AN ACCOUNTANCY CORPORATION

2811 WILSHIRE BLVD.
SUITE 570
SANTA MONICA, CA 90403
(310) 829-0074
(310) 829-3854 FAX

THOMAS B. CORBY, CPA
RANDOLPH P. CORBY, CPA

Report of Independent Registered Public Accounting Firm

To the shareholders and
the board of directors of
NewCap Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NewCap Partners, Inc. (the "Company") (an S Corporation) as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the

1

financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a – 5 under the Securities Act of 1934. In our opinion, the supplemental information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



CORBY AND CORBY
An Accountancy Corporation

We have served as the Company's auditor since 1992.

Santa Monica, California
February 25, 2021

NEWCAP PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Description of Business

The Company provides investment banking services in the fields of mergers, acquisitions, divestitures, financing, and general corporate financial matters. The Company is headquartered in California and provides services to customers throughout the world.

Financial Statement Presentation

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements. The Company has evaluated subsequent events through February 25, 2021.

Accounts Receivable

The Company had no accounts receivable as of December 31, 2020. If accounts become uncollectible, they will be charged to earnings when that determination is made.

Property and Equipment

Property and equipment are recorded at cost, if purchased, or if donated, at fair market value at the date of receipt. Depreciation is provided by the straight-line and accelerated methods over the estimated useful lives of the respective assets. Upon sale or retirement of such assets, the related costs and accumulated depreciation are eliminated from accounts and gains or losses are reported in earnings. Repair and maintenance expenditures, not anticipated to extend asset lives, are charged to earnings as incurred.

Income Taxes

The Company's stockholders elected S Corporation status effective April 17, 1987. In lieu of federal corporate income taxes, the shareholders of the S Corporation are taxed on their proportionate share of the Company's taxable income or loss. The Company prepares its income taxes on the cash basis. The provision for income tax relates to California franchise tax of $3,882.

As of December 31, 2020 an analysis by the Company revealed no uncertain tax positions that would have a material impact on the financial statements. The tax years 2017 through 2019 remain subject to examination by the IRS and California.

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (continued)

Retirement Plan

The Company adopted a SEP-IRA plan effective January 1, 2014 covering all employees with three years of service. Contributions to the plan are discretionary. The Company contributed $S1,892 to the plan for the year ended December 31, 2020.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits, overnight investments at banks, and time deposits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU replaces nearly all existing U.S. GAAP guidance on revenue recognition. This pronouncement was effective for the Company in 2018. Upon adoption, the Company used a modified retrospective approach which resulted in no cumulative effect adjustment to opening retained earnings.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic 842)"("ASU 2016-02"). ASU 2016-02 requires lessees to recognize a Right-of-Use (ROU) lease asset and lease liability on the Statement of Financial Condition for all leases with a term longer than 12 months and disclose key information about leasing arrangements.

The Company adopted ASU 2016-02 as of January 1, 2019 using the modified retrospective approach and applied the package of practical expedients in transitioning to the new guidance. Electing the package of practical expedients allowed the Company to not reassess: (i) whether any expired or existing contracts, for office space and certain office equipment, are or contain leases, (ii) lease classification for any expired or existing leases and (iii) initial direct costs for any expired or existing leases. Also, the Company has elected to separate lease components from non-lease components.

Upon adoption on January 1, 2019, the Company recognized a ROU lease asset of $117,423 which was equal to the discounted value of the future lease payments and a lease liability of the same amount.

Note 2 – Cash in Trust Account

The Company maintains a separate bank account for client funds pursuant to Section k(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company did not have client funds in this account at December 31, 2020. The Company has $1 of its own funds in this account.

Note 3 – Revenue from Contracts with Customers

The Company derives its revenues from two principal investment banking activities: securities placements and merger and acquisition advisory services. The Company typically enters into a contract with its customers which contains a provision for the payment of a consulting fee which is recognized over the period specified in the contract. Additionally, the contract typically includes a "success fee" which is generally recognized at the point in time that performance under the contract is completed (the closing date of the transaction). The table below outlines revenue by major source.

Consulting fees and other income	$ 64,227
Success fees	1,060,592
	$1,124,819

Note 4 - Property and Equipment

Furniture and fixtures	$ 33,412
Computer equipment	103,165
Less accumulated depreciation	(135,596)
	$ 981

Depreciation amounted to $985 for the year ended December 31, 2020.

Note 5 – Related Party Transactions

The Company reimburses its shareholders from time to time for business expenses incurred in the normal course of business operations. In addition, the shareholders may take S Corporation distributions and may advance money to the Company in the form of additional equity.

NEWCAP PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS

Note 6 – Commitments and Contingencies

Lease Commitment

In 2018, the Company executed a 5 year lease for its office space and as part of the lease there were two options to terminate the lease at the end of year 2 and year 3 of the lease period upon proper notice and payment of one month of rent. In 2020, the Company elected to terminate its lease effective January 31, 2021.

As a result, the future minimum lease payments required under the terms of the lease are:

2021 (1 month)	1,445

The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Company uses a theoretical borrowing rate of 3% based on the information available at commencement date of the lease in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that the Company will exercise that option.

Lease expense for operating leases is recognized on a straight-line basis over the lease term, while the lease expense for finance leases is recognized using the effective interest method. ROU assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis which results in lease expense recognition that is similar to finance leases. We have elected to account for the lease and non-lease components separately and thus exclude the non-lease variable components.

As a result of the termination of the lease agreement effective as of January 31, 2021, the operating lease ROU asset and the operating lease liability was adjusted to the remaining payment due under the lease.

NEWCAP PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS

Note 7 – Bad Debt Expense

The Company had not bad debt expense during 2020.

Note 8 – Major Customers

The Company had service revenues representing more than 10% of total service revenues for the year ended December 31, 2020 from one client amounting to $945,995 and comprising approximately 84.2% of total service revenues.

Note 9 – Concentration of Credit Risk

In the normal course of business, the Company extends unsecured credit to its customers. The Company routinely assesses the financial strength of its customers, and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited. At December 31, 2020, the Company had no accounts receivable.

The Company occasionally maintains deposits in excess of federally insured limits. The risk is managed by maintaining all deposits in high quality financial institutions.

Note 10 – Stockholders' Equity

In 2020 the Company issued 3,167,001 common shares and repurchased 82,557 shares resulting in 15,265,217 outstanding common shares at December 31, 2020.

Note 11 – Subsequent Events

Subsequent events were examined through February 25, 2021, the date the financial statements were available to be issued.

Note 12 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Securities Exchange Act Rule 15c3-1(a)(1) requires a minimum net capital requirement of $250,000. Securities Exchange Rule 15c3-1(a)(2) provides that a broker or dealer shall maintain net capital of not less than $5,000 if it does not hold funds or securities for customers, does not carry customer accounts, and limits its securities activities to certain enumerated activities.

NEWCAP PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS

Note 12 – Net Capital Requirements (continued)

The Company does not hold funds or securities for customers or owe money or securities to customers, and believes it meets all the requirements of Rule 15c3-1(a)(2). At December 31, 2020 the Company had net capital of $299,775 which was $294,775 in excess of its required net capital of $5,000. The Company's net capital ratio was .0024 to 1.

Note 13 – Exemptions Under Securities and Exchange Commission Rules 15c3-3

The Company was in compliance with the conditions of exemption under SEC Rule 15c3-3.

Therefore, the following schedules are not presented:

1.) Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3(k)(2)(i).

2.) Information Relating to the Possession or Control requirements under Rule 15c3-3(k)(2)(i).

3.) A Reconciliation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 5c3-3.

Note 14 – COVID 19

The COVID-19 pandemic has not had a material impact on our business, but the resulting economic downturn has impacted many of our customers. During the year ended December 31, 2020, the Company did not encounter any material disruptions to our business and believes that cash on hand, and cash flows from operations provides the Company with sufficient liquidity. The duration, severity, and future impact of the COVID-19 pandemic remains highly uncertain and may result in significant disruptions to operations and the Company's financial condition. The Company will continue to monitor the implications of the COVID-19 pandemic on the business and the Company has a Business Continuity Plan in place to help deal with disruptions to the Company's business whether caused by COVID-19 or any other business disruption.